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05041595

SECURI... ...SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 052273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBN Securities + Insurance Services, Inc.
DBA TBN Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

807A Camarillo Springs Road
(No. and Street)

Camarillo (City) | California (State) | 93012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Gallop (805) 445-8111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9-28

OATH OR AFFIRMATION

I, Michael P. Gallop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBN Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of VENTURA
Subscribed and sworn (or affirmed) to before me this 23 day of JUNE, 2005

Notary Public

President
Signature

Title


ALBERT ANTHONY RAMOS
COMM. #1416797
Notary Public-California
VENTURA COUNTY
My Comm. Exp. May 9, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TBN Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
TBN Securities, Inc.

I have audited the accompanying statement of financial condition of TBN Securities, Inc. as of June 30, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBN Securities, Inc. as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 26, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324

TBN Securities, Inc.
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 10,604
Accounts receivable	863
Prepaid expense	221
Total assets	$ 11,688

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable & accrued expenses	$ 2,000
Total liabilities	2,000
Stockholder's equity	
Common stock, no par value, 50,000 shares authorized	
10,500 shares issued and outstanding	10,500
Additional paid-in capital	5,000
Accumulated deficit	(5,812)
Total stockholder's equity	9,688
Total liabilities & stockholder's equity	$ 11,688

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Statement of Operations
For the year ended June 30, 2005

Revenues	
Commissions	$ 81,446
Interest income	194
Other income	54
Total revenues	81,694
Expenses	
Officer's salary	51,870
Commissions and consulting fees	12,684
Tax and license fees, other than income	8,133
Other operating expenses	29,661
Reimbursement expenses	(3,706)
Total expenses	98,642
Income (loss) before income taxes	(16,948)
Income tax provision	800
Net income (loss)	$ (17,748)

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at July 1, 2004	$ 10,500	–	$ 11,936	$ 22,436
Issuance of additional paid-in capital	–	$ 5,000	–	5,000
Net income (loss)	–	–	(17,748)	(17,748)
Balance at June 30, 2005	$ 10,500	$ 5,000	$ (5,812)	$ 9,688

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Statement of Cash Flow
For the year ended June 30, 2005

Cash flows from operating activities:		
Net income (loss)		$ (17,748)
Adjustments to reconcile to net income (loss) to net cash and cash equivalents provided by (used in) operating activities		
(Increase) decrease:		
Accounts receivable	$ 27, 893	
Prepaid expense	(2)	
(Decrease) increase		
Accrued expenses	(145)	
Accounts payable	(13,163)	
Total adjustments		14,583
Net cash and cash equivalents provided by (used in) operating activities		(3,165)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from issuance of additional paid-in capital	5,000	
Net cash and cash equivalents provided by (used in) financing activities		5,000
Net increase (decrease) in cash and cash equivalents		1,835
Cash and cash equivalents at beginning of year		8,769
Cash and cash equivalents at end of year		$ 10,604

Supplemental disclosure of cash flow information:

Income taxes paid	$ 800
Interest paid	$ –

The accompanying notes are an integral part of these financial statements.

TBN Securities, Inc.
Notes to Financial Statements
For the year ended June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

TBN Securities, Inc. (The "Company") was incorporated in California in December of 1999, and began operations in 2000. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the National Association of Securities Dealers ("NASD").

The Company is in the business of selling variable insurance policies to customers, and caters largely to the estate planning market. The Company does business nationwide with its main office in Camarillo, California. A significant portion of the Company's revenue comes from a small client base.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company recognizes its commission fee income when earned.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company is reimbursed by its brokers for insurance expenses incurred by the Company on their behalf. For the year ended June 30, 2005, the Company was reimbursed $3,706 for insurance, included in expenses.

Note 2: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an entity affiliated through common ownership whereby during the year ended June 30, 2005, the Company incurred $2,400 for certain expenses, including office expense, administrative support, and telephone expense.

Note 3: INCOME TAXES

The income tax provision for the year ended June 30, 2005 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at June 30, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $4,135 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended June 30,
$ 7,238	2023
2,579	2024
17,748	2025
$ 27,565	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company's net capital of $8,475 exceeded the minimum net capital requirement by $3,475; and the Company's ratio of aggregate indebtedness ($2,000) to net capital was 0.24:1, which is less than the 15 to 1 maximum ratio allowed.

TBN Securities, Inc.
Notes to Financial Statements
For the year ended June 30, 2005

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $2,860 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 11,335
Adjustments:		
Retained earnings	$ (1,779)	
Accounts receivale	(730)	
Prepaid expenses	(221)	
Haircuts on money markets	(129)	
Rounding	(1)	
Total adjustments		(2,860)
Net capital per audited statements		$ 8,475

TBN Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,500	
Additional paid-in capital	5,000	
Accumulated deficit	(5,812)	
Total stockholder's equity		$ 9,688
Less: Non allowable assets		
Accounts receivable	(863)	
Prepaid expenses	(221)	
Total adjustments		(1,084)
Net Capital before haircuts		8,604
Haircuts on money markets		(129)
Net capital		8,475
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 133	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 3,475
Ratio of aggregate indebtedness to net capital	0.24:1	

There was a $2,860 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2005. (See Note 6)

See independent auditor's report.

TBN Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2005

A computation of reserve requirements is not applicable to TBN Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

TBN Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2005

Information relating to possession or control requirements is not applicable to TBN Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

TBN Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
TBN Securities, Inc

In planning and performing my audit of the financial statements of TBN Securities, Inc for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by TBN Securities, Inc including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.


Kevin G. Breard
Certified Public Accountant

Northridge, California
July 26, 2005